SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)    .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 5330000622-9

PUBLICLY-HELD COMPANY

EXCERPT OF ITEM 3 OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS, HELD ON MAY 11, 2010

In my function as secretary of the meeting of the Board of Directors, I CERTIFY that item 3 of the Agenda, entitled “Company act: change of address of BrT’s headquarters from Brasília to RJ”, of the Minutes of the Meeting of the Board of Directors of Brasil Telecom S.A., which took place on May 11, 2010, at 2:00 p.m., in the headquarters of the Company’s controlling shareholder, located at Rua Humberto de Campos, 425 – 8th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, reads as follows:

“Turning to item 3, the members of the Board unanimously approved moving the Company’s headquarters from Brasília to Rio de Janeiro, at Rua General Polidoro, No. 99, 5th floor/part – Botafogo. Given that changing the Company’s headquarters requires amendment of the Company’s By-Laws, the members of the Board authorized this item to be forwarded to the Extraordinary Shareholders’ Meeting.”

All of the members of the Board of Directors were present. (/s/) José Mauro M. Carneiro da Cunha - Chairman, José Augusto da Gama Figueira, João de Deus Pinheiro de Macedo, Eurico de Jesus Teles Neto and Antônio Cardoso dos Santos. Rio de Janeiro. May 11, 2010.

Daniella Geszikter Ventura

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2010

BRASIL TELECOM S.A.

By:	/s/ Luiz Eduardo Falco Pires Corrêa
Name: Luiz Eduardo Falco Pires Corrêa
Title: Chief Executive Officer

By:	/s/ Julio Cesar Pinto
Name: Julio Cesar Pinto
Title: Officer